DLA Piper LLP (US)
4141 Parklake Avenue, Suite 300 Raleigh, North Carolina 27612-2350 www.dlapiper.com
Robert H. Bergdolt robert.bergdolt@dlapiper.com
T 919.786.2002
F 919.786.2200

July 12, 2012

VIA COURIER AND EDGAR

Michael McTiernan, Assistant Director

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE, Mail Stop 3010 CF/AD8

Washington, DC 20549

Re:	Dividend Capital Total Realty Trust Inc.

Amendment No. 5 to Registration Statement on Form S-11

Filed July 12, 2012

File No. 333-175989

Dear Mr. McTiernan:

On behalf of our client, Dividend Capital Total Realty Trust, Inc. (the “Company”), a Maryland corporation, and pursuant to applicable provisions of the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder (the “Securities Act”), please find attached for filing with the Securities and Exchange Commission (the “Commission”) via EDGAR, a complete copy of Amendment No. 5 to the above-referenced Registration Statement on Form S-11 (“Amendment No. 5”).

Amendment No. 5 includes the Company’s NAV and other final revisions. For the Staff’s convenience, the Company is providing the Staff with four clean copies of Amendment No. 5 along with four additional copies marked to indicate the location of changes from the Company’s last filing on June 22, 2012, together with copies of this letter as filed with the Commission.

The Company acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Mr. Michael McTiernan

July 12, 2012

Page Two

Very truly yours,

DLA Piper LLP (US)

/s/ Robert H. Bergdolt

Robert H. Bergdolt

Partner

cc:	M. Kirk Scott